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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 16)*

                               FRESENIUS USA, INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                       Common Stock, par value $.01/share
                         (Title of Class of Securities)

                                   358031 10 2
                                 (CUSIP Number)

                               Ulrich Wagner, Esq.
                                O'Melveny & Myers
                               The Citicorp Center
                        153 East 53rd Street, 54th Floor
                          New York, New York 10022-4611
                                 (212) 326-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 19, 1996
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file repor ing beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

- --------
                * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
Act (however, see the Notes).
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CUSIP NO. 358031 10 2
- --------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      FRESENIUS AKTIENGESELLSCHAFT
- --------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) /X/

                                                                       (b) / /
- --------------------------------------------------------------------------------
3        SEC USE ONLY
- --------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                      N/A
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           / /
- --------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      GERMANY
- --------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                               18,673,325
                                              ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY
                                              ----------------------------------
EACH REPORT-                         9        SOLE DISPOSITIVE POWER
ING PERSON                                           18,673,325
                                              ----------------------------------
WITH                                 10       SHARED DISPOSITIVE POWER

                                              ----------------------------------
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 18,673,325
- --------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                             / /
- --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        70.6%
- --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                      CO.
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                               Page 2 of ___ Pages
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CUSIP NO. 358031 10 2
- --------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      FRESENIUS SECURITIES, INC., 68-0659754
- --------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) /X/

                                                                       (b) / /
- --------------------------------------------------------------------------------
3        SEC USE ONLY
- --------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                      N/A
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           / /
- --------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      CALIFORNIA
- --------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                                -0-
                                              ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                             7,833,202
                                              ----------------------------------
EACH REPORT-                         9        SOLE DISPOSITIVE POWER
ING PERSON                                            -0-
                                              ----------------------------------
WITH                                 10       SHARED DISPOSITIVE POWER
                                                     7,833,202
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 7,833,202
- --------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                             / /
- --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        29.6%
- --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                      CO.
- --------------------------------------------------------------------------------

                               Page 3 of ___Pages
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                  The Schedule 13D filed on September 18, 1987 by Fresenius
Aktiengesellschaft ("Fresenius AG") with respect to the Common Stock, par value $0.01 per share ("Common Stock"), of Fresenius USA, Inc. (formerly known as Delmed, Inc. and referred to herein as the "Company"), as amended by Amendment No. 1, filed October 20, 1987, by Amendment No. 2, filed February 4, 1988, by Amendment No. 3, filed February 22, 1990, by Amendment No. 4, filed September 4, 1990 by Fresenius AG and Fresenius Securities, Inc. (formerly known as Fresenius U.S.A., Inc. and referred to herein as "FSI"), by Amendment No. 5, filed July 5, 1991, by Amendment No. 6, filed December 3, 1991, by Amendment No. 7, filed January 3, 1992, by Amendment No. 8, filed October 15, 1992, by Amendment No. 9, filed December 23, 1992, by Amendment No. 10, filed March 4, 1993, by Amendment No. 11, filed May 16, 1994, by Amendment No. 12, filed July 1, 1994, by Amendment No. 13 filed February 8, 1996, by Amendment No. 14 filed May 21, 1996, and by Amendment No. 15 filed July 3, 1996,is hereby further amended with respect to the items set forth below. Capitalized terms used in this Amendment No. 15 without definition have the meanings set forth in such Schedule 13D, as so amended.

Item 4.           PURPOSE OF TRANSACTION.

                  Item 4 is amended as follows:

                  As previously disclosed, on May 8, 1996, Fresenius AG and the Company jointly announced that an agreement had been reached between Fresenius AG and a committee of independent directors of the Company (the "Independent Committee") on the terms on which the public stockholders of the Company will participate in the Reorganization and the Company Merger. The Reorganization and the Company Merger were approved by the Board of Directors of the Company on May 8, 1996.

                  In connection with Fresenius AG's and the Company's announcement, the Company and Fresenius AG also disclosed that they had entered into the Supplemental Agreement. The Supplemental Agreement confirms, inter alia, certain understandings of Fresenius AG and the Company relating to the exchange ratio of Fresenius Medical Care AG Ordinary Shares ("FMC Ordinary Shares") for Company Common Stock, including the condition that, immediately prior to the Company Merger, there shall be no more than 9,253,331 Company Common Share Equivalents. The Company's purchase of a portion of the Abbott Warrants contemplated by the letter of intent described in Item 6 below, if consummated, will be effected as part of the Company's efforts to satisfy the condition of the Supplemental Agreement relating to the number of Company Common Share Equivalents. Due to limitations imposed by German corporate law on the issuance of replacement Abbott Warrants by Fresenius Medical Care AG, Fresenius AG has agreed to become the obligor with respect to the remaining FMC Ordinary Shares which would be issuable upon exercise of the Abbott Warrants after the closing of the Reorganization.


                                       4
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Item 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                  WITH RESPECT TO SECURITIES OF THE ISSUER .

                  Item 6 is amended as follows:

                  Effective July 10, 1996, the Company, Fresenius AG and Abbott Laboratories ("Abbott") entered into a letter of intent with respect to warrants held by Abbott to purchase 1,750,000 shares of Company Common Stock at $8.00 per share (the "Abbott Warrants"). The letter of intent contemplates that contemporaneously with the closing of the Reorganization, Abbott will surrender to the Company Abbott Warrants to purchase 875,000 shares of Company Common Stock and the Company will pay Abbott the sum of $11,812,500 (equal to the product of such number of shares times the excess of $21.50 over the exercise price of the Abbott Warrants).

                  The letter of intent also provides that Fresenius AG will assume the obligation to sell to Abbott the FMC Ordinary Shares underlying the ADSs issuable in respect of the remaining shares of Company Common Stock subject to the Abbott Warrants (approximately 324,333 FMC Ordinary Shares or approximately 973,000 ADSs). Such FMC Ordinary Shares will be issued to Fresenius AG in connection with its contribution of Fresenius Worldwide Dialysis to Fresenius Medical Care. Fresenius Medical Care will agree that upon exercise of the Abbott Warrants, Fresenius AG will deliver to Abbott the FMC Ordinary Shares (or, at Abbott's election, will deliver such FMC Ordinary Shares to the American Depositary Receipt ("ADR") Depositary against delivery of ADRs evidencing the relevant number of ADSs) issuable in accordance with the terms of the Abbott Warrants. The exercise price payable upon any exercise of the Abbott Warrants will be retained by Fresenius AG and, if the Abbott Warrants expire unexercised, Fresenius AG will retain the FMC Ordinary Shares issued to it in respect of the Abbott Warrants.

                  The transactions contemplated by the letter of intent are subject to the execution of a definitive agreement among Abbott, Fresenius AG and the Company. Under the Abbott Warrants, the Company has a right of first offer if Abbott or any of its affiliates proposes to sell all or any portion of the Abbott Warrants, and Fresenius AG will also acquire such right. Fresenius Medical Care will assume the Company's obligations under the Registration Rights Agreement between Abbott and the Company, as a result of which Abbott will be entitled to require Fresenius Medical Care to register under the Securities Act of 1933, as amended, the ADSs issuable to Abbott upon exercise of the Abbott Warrants.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1   -          Letter of Intent dated July 10, 1996 among Abbott
                       Laboratories, Fresenius AG and Fresenius USA, Inc.

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 1996                             FRESENIUS AKTIENGESELLSCHAFT

                                                 By:      /s/ Udo Werle
                                                          ---------------------
                                                          Member of the Managing
                                                          Board

                                                 By:      /s/ Gerhard Krammer
                                                          ---------------------
                                                          Member of the Managing
                                                          Board

                                       S-1

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 1996                           FRESENIUS SECURITIES, INC.

                                               By:  /s/ Ben J. Lipps
                                                    -------------------------
                                                    Dr. Ben J. Lipps
                                                    President

                                       S-2
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                                EXHIBIT INDEX
                                -------------

Exhibit 1   -          Letter of Intent dated July 10, 1996 among Abbott
                       Laboratories, Fresenius AG and Fresenius USA, Inc.